January 14, 2011
Jessica Reece
(617) 235-4636
jessica.reece@ropesgray.com
Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Brion Thompson, Esq.
Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 15
Dear Mr. Thompson:
I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 15 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on October 1, 2010 in connection with the registration of Institutional Class shares of two new series of the Trust: Allianz AGIC Focused Opportunity Fund and Allianz RCM Redwood Fund (each a “Fund”); and the registration of certain share classes of an existing series of the Trust: Class A, Class C, Class R, Class P, Administrative Class and Class D shares of Allianz AGIC Emerging Growth Fund (a “Fund” and, together with Allianz AGIC Focused Opportunity Fund and Allianz RCM Redwood Fund, the “Funds”). We received your oral comments regarding the Amendment via telephone on November 9, 2010. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected, to the extent applicable, in Post-Effective Amendment No. 17 to the Trust’s Registration Statement (“Amendment 17”), which was filed on December 17, 2010 pursuant to Rule 485(b) under the Securities Act.
A. Prospectuses
General
1.	Comment: Please obtain and include the consent of the Trust’s auditor in the amendment filed pursuant to Rule 485(b) under the Securities Act.

Response: The Trust has included its auditor’s consent in Amendment 17 as an exhibit.

2.	Comment: The Staff is of the view that the only documents that may be incorporated by reference into a fund’s Summary Prospectus are the fund’s Statutory Prospectus and Statement of Additional Information and that the fund’s shareholder reports, or any portion thereof, may not be incorporated by reference into a fund’s Summary Prospectus. See General Instruction D of Form N-1A. To the extent that Funds within the Registration Statement continue to make use of Summary Prospectuses to satisfy prospectus delivery obligations in reliance on Rule 498 under the Securities Act, please provide a draft of the legend appearing in each such Summary Prospectus.

Response: The legend appearing in each of the Funds’ Summary Prospectuses will read as follows:
Before you invest, you may want to review the Fund’s statutory prospectus, which contains more information about the Fund and its risks. You can find the Fund’s statutory prospectus and other information about the Fund, including its statement of additional information (SAI) and most recent reports to shareholders, online at www.allianzinvestors.com/prospectuses. You can also get this information at no cost by calling 1-800-498-5413 or by sending an email request to Orders@MySummaryProspectus.com. This Summary Prospectus incorporates by reference the Fund’s entire statutory prospectus and SAI, each dated April 1, 2010, as revised or supplemented from time to time.
3.	Comment: For each Fund reflecting an expense reimbursement and/or fee waiver arrangement within its Fund Summary in the Annual Fund Operating Expenses table pursuant to Instruction 3(e) to Item 3 of Form N-1A, please add disclosure to the corresponding footnotes, to the extent possible, reflecting who may terminate the arrangement(s) and the circumstances under which it, or they, may be terminated.

Response: The corresponding footnotes have been revised to reflect that the applicable expense reimbursement and fee waiver arrangements are irrevocable by the Funds’ manager through the date indicated in each footnote.

4.	Comment: Please consider the relevant observations of the Staff regarding derivatives-related disclosure as set forth in its letter dated July 30, 2010 to Karrie McMillan, Esq., General Counsel of the Investment Company Institute (the “July Letter”) as they apply to derivatives-related disclosure currently presented in response to Items 4 and 9 of Form N-1A within the Funds’ Fund Summaries and the section titled “Principal Investments and Strategies of Each Fund.” Please tailor the principal risk disclosure of each applicable Fund accordingly.

Response: In response to the Comment and the Staff’s observations in the July Letter, certain changes have been made to the descriptions of the applicable Funds’ principal investment strategies to identify specific types of derivative instruments in which each such Fund generally invests and the purposes for such investments.

Discussion of the specific risks relating to the individual types of derivatives used by the Funds is included in the Statutory Prospectuses under “Summary of Principal Risks—Derivatives Risk” and “Characteristics and Risks of Securities and Investment Techniques—Derivatives.” The Trust believes that the disclosure in these sections addresses the Staff’s concerns as set forth in the July Letter.

5.	Comment: Please revise the section titled “Purchase and Sale of Fund Shares” within each Fund’s Fund Summary to remove the following disclosure, which is not required by Item 6 of Form N-1A, or move the disclosure farther back in the Statutory Prospectus: “Generally, purchase and redemption orders for Fund shares are processed at the net asset value (NAV) next calculated after an order is received by the distributor or an authorized intermediary. NAVs are determined only on days when the New York Stock Exchange is open for regular trading.”

Response: The Trust respectfully submits that the current disclosure remains appropriate in the Fund Summaries, as it concisely provides investors with relevant and helpful information regarding the procedures for the purchase and sale of Fund shares and the process for the pricing of Fund shares.

6.	Comment: Please revise the sentence in the section titled “Tax Information” within each Fund’s Fund Summary to clarify that an investor through a tax-deferred arrangement still pays taxes, although such taxes are deferred.

Response: The Trust respectfully submits that the current disclosure remains appropriate and in compliance with the requirements of Form N-1A. To the extent that taxes paid by an investor are deferred, the Trust believes this result is evident from the term “tax-deferred arrangement.” Furthermore, the language included by the Trust within this section is identical to the example language used by the Commission in the Appendix to the proposing release for amendments to Form N-1A. See Investment Company Act Release No. 28064 (Nov. 21, 2007). The Trust recognizes that this Appendix was included in the proposing release for illustrative purposes only, however the final rule release for amendments to Form N-1A did not suggest any additional or new language, and the newly-amended Form N-1A does not refer to any need to provide the type of disclosure now requested by the Staff. See Investment Company Act Release No. 28584 (May 28, 2009).

7.	Comment: Please revise the section titled “Summary of Principal Risks” to indicate which risk applies to which Fund.

Response: The Trust respectfully submits that the Prospectus risk disclosure is currently presented in a user-friendly and Form-compliant manner. The specific principal risks applicable to a Fund are listed along with summary risk descriptions in the Fund’s Fund Summary and are reiterated in bullet-point format in the Fund’s relevant portion of the section titled “Principal Investments and Strategies of Each Fund.” In each section, readers are then referred to the “Summary of Principal Risks” section for a full description of the risks identified. The Summary of Principal Risks section, in turn, refers readers to the individual Fund Summaries for information on the principal risks applicable to each Fund.

Because the principal risks of each Fund are already clearly identified in multiple locations in the Prospectus, the Trust believes that listing within this section the Funds to which each principal risk applies would increase the size of the Prospectus without enhancing the quality of the principal risk disclosure, in contravention of Rule 421(b)(4) under the Securities Act.

The Trust also submits that while recent changes to Form N-1A added a requirement to summarize briefly the principal risks in the Fund Summary, they did not include any direction to link longer discussions of principal risks directly to specific funds.

8.	Comment: Please revise the section titled “Characteristics and Risks of Securities and Investment Techniques” to indicate which strategy applies to which Fund and to distinguish between principal and non-principal strategies.

Response: The Trust respectfully submits that the Prospectus risk disclosure is currently presented in a user-friendly and Form-compliant manner. The specific principal investment strategies applicable to a Fund are described in the Fund’s Fund Summary and are reiterated and expanded upon in the Fund’s relevant portion of the section titled “Principal Investments and Strategies of Each Fund.” Further, the introduction to the section titled “Characteristics and Risks of Securities and Investment Techniques” states that: “This section provides additional information about some of the principal investments and related risks of the Funds identified in the Fund Summaries and under “Principal Investments and Strategies of Each Fund” and “Summary of Principal Risks” above.”

Because the principal investment strategies of each Fund are already clearly identified in multiple locations in the Prospectus, the Trust believes that listing within this section the Funds to which each strategy applies, and for which Funds such strategy is a principal investment strategy, would increase the size of the Prospectus without enhancing the quality of the principal risk disclosure, in contravention of Rule 421(b)(4) under the Securities Act.

Allianz AGIC Emerging Growth Fund (for the purposes of the Comments and Responses in this section, the “Fund”)
9.	Comment: The Fund Summary for the Allianz AGIC Emerging Growth Fund states that the “Fund seeks to achieve its objective by normally investing at least 80% of its assets in equity securities” and that the “Fund may invest in companies of any size market capitalization, but expects to invest typically in companies with a market capitalization similar to the Russell 2000 Growth Index (between $20 million and $5.6 billion as of December 31, 2009).” Please explain why the Trust believes the term “Emerging Growth” in the Fund’s name does not implicate the 80% requirement in Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Trust believes that the term “emerging growth” as used in the Fund’s name does not give rise to an 80% requirement under Rule 35d-1 because it connotes a type of investment strategy or process, rather than a particular type of investment.[1] As indicated in the “Principal Investment Strategies” section of the Fund’s Fund Summary, the Fund’s portfolio managers focus on companies undergoing positive fundamental change, with sustainable growth characteristics. Furthermore, the portfolio managers look for what they believe to be the best risk-reward candidates within the investment universe, defined as equities that are expected to appreciate based on accelerating fundamental performance, rising expectations and related multiple expansion. They seek evidence that accelerating fundamental performance will be a longer-term durable trend. Lastly, the portfolio managers determine if the investment is timely with regard to relative valuation and price strength, exploiting stocks that are under-priced relative to their potential. The Trust believes that the Fund’s disclosure regarding its investment strategy is clear, and that the term “Emerging Growth” would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with that strategy.

10.	Comment: The Fund Summary for the Allianz AGIC Emerging Growth Fund states that the Fund utilizes foreign currency exchange contracts. Please consider adding the risk associated with foreign currency exchange contracts as a principal risk of the Fund.

Response: The Trust respectfully submits that Derivatives Risk, which is indicated as a principal risk of the Fund, addresses the Staff’s comment.

11.	Comment: Please consider adding the risk associated with investing in emerging growth companies as a principal risk of the Fund.

[1]	As noted by the Commission in the adopting release for Rule 35d-1, “the rule does not apply to fund names that incorporate terms such as ‘growth’ or ‘value’ that connote types of investment strategies as opposed to types of investments.” SEC Release No IC-24828 (Jan. 17, 2001).

Response: The Trust respectfully submits that Smaller Company Risk, which is indicated as a principal risk of the Fund, addresses the Staff’s comment.

12.	Comment: For the new share classes of the Fund, the performance information shown for periods prior to the inception date of a share class is based on the performance of an older share class, as indicated in the section titled “Performance Information” within the Fund’s Fund Summary. Please advise the Staff whether the performance information shown for any such newer share class has been adjusted to reflect the lower fees and expenses paid by such newer share class. If it has, please explain the basis for using this method.

Response: For each new share class of the Fund, performance information shown has be adjusted to reflect higher fees and expenses.

13.	Comment: Because Class A, Class C and Class R shares of the Fund recently commenced operations, please provide the financial highlights for Institutional Class shares of the Fund in the Prospectus for Class A, Class C and Class R shares.

Response: The requested financial highlights have been included in the Prospectus.
Allianz AGIC Focused Opportunity Fund (for the purposes of this Comment and Response, the “Fund”)
14.	Comment: “Focused Investment Risk” is listed as a principal risk of the Fund. The description of the Fund’s principal investment strategies, however, does not appear to indicate how the Fund may be subject to this risk as a principal risk and what the “focused” nature of the Fund’s strategy, as reflected in the Fund’s name, is. The principal investment strategies and principal risks of the Fund should be consistent. Accordingly, please either revise the description of the Fund’s principal investment strategies to discuss strategies that may give rise to this risk, remove it as a principal risk of the Fund, or clarify to the Staff how the Fund’s principal investment strategies as currently described may give rise to focused investment risk and reflect a “focused” nature.

Response: The Trust respectfully submits that Focused Investment Risk is consistent with the Fund’s principal investment strategies as currently described, and thus appropriately listed as a principal risk of the Fund. As stated in the Fund Summary, the Fund’s portfolio managers employ a growth-oriented process in selecting among individual securities and in weighting the portfolio across sectors. The Fund is subject to Focused Investment Risk through its focus on this growth-oriented investing style. Further, to the extent the Fund invests from time to time in securities of issuers in a limited number of sectors, industries or geographic regions, it will be further subject to Focused Investment Risk.
Allianz RCM Redwood Fund (for the purposes of the Comments and Responses in this section, the “Fund”)
15.	Comment: The “Principal Investments and Strategies” section in the Fund’s Fund Summary states that “In analyzing specific buy-writes for possible investment, the portfolio managers ordinarily look for protection down to a fundamentally-derived estimate of ‘intrinsic value.’” Please revise this disclosure to conform to the “plain English” requirements of Rule 421 under the Securities Act and Form N-1A.

Response: The sentence in the Fund’s “Principal Investment Strategies” section following the sentence noted above states that “[b]ased on fundamental research, the portfolio managers estimate the potential downside volatility (the “intrinsic value” level) of each equity security under consideration for the Fund’s buy-write portfolio.” The Trust respectfully submits that this description addresses the Staff’s comment.

16.	Comment: “Non-U.S. Investment Risk,” “Emerging Markets Risk” and “Short Selling Risk” are listed as principal risks of the Fund. The description of the Fund’s principal investment strategies, however, does not appear to indicate how the Fund may be subject to these risks as principal risks. The principal investment strategies and principal risks of the Fund should be consistent. Accordingly, please either revise the description of the Fund’s principal investment strategies to discuss strategies that may give rise to these risks, remove them as principal risks of the Fund, or clarify to the Staff how the Fund’s principal investment strategies as currently described may give rise to non-U.S. investment risk, emerging markets risk and short selling risk.

Response: The requested changes have been made.
Allianz AGIC Focused Opportunity Fund and Allianz RCM Redwood Fund (for the purposes of this Comment and Response, the “Funds”)
17.	Comment: With respect to the Prospectus section titled “Prior Related Performance Information,” please confirm that all substantially similar accounts managed by the Funds’ sub-advisers are included in the respective account “Composites.”

Response: The Funds’ sub-advisers, Allianz Global Investors Capital LLC (“AGIC”) and RCM Capital Management LLC (“RMC”), as applicable, have confirmed that the Composites include all fee-paying, fully-discretionary accounts managed by such sub-adviser for at least one full month that have investment objectives, policies, strategies and risks substantially similar to those of the corresponding Funds.

B. Statement of Additional Information
18.	Comment: Please provide the relevant exchange ticker symbols for the Funds on the cover page of the statement of additional information, as required by Item 14(a)(2) of Form N-1A.

Response: The requested change has been made.
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Tandy Representation
As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.
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Please do not hesitate to call me (at 617-235-4636) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.
Kind regards,
Jessica L. Reece, Esq.

cc:	E. Blake Moore, Jr. Brian S. Shlissel Thomas J. Fuccillo, Esq. Angela Borreggine, Esq. David C. Sullivan, Esq. George B. Raine, Esq. Chris Perriello, Esq. Johnathan Mathiesen, Esq.